UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one):   |_|Form 10-K  |_| Form 20-F  |_| Form 11-K |X| Form 10-Q
               |_| Form 10-D |_| Form N-SAR |_| Form N-CSR
               For Period Ended: March 31, 2008
                                 -----------------------------------------------
               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               ---------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Interact Holdings Group, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

8880 Rio San Diego Drive, 8th Floor
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Address of Principal Executive Office (Street and Number)

San Diego, CA 92108
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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_|   (c)   The accountant's statement or other exhibit required by Rule
            l2b-25(c) has been attached if applicable.

                  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite diligent efforts, the work necessary for Interact Holdings Group, Inc.'s (the "Company") preparation of its Quarterly Report on Form 10-Q could not be completed without unreasonable effort or expense. Such difficulties prevent the Company from filing the balance of the report because such information is integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Arthur S. Marcus, Esq.              (212)                   752-9700
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          (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company had a significant decrease in operations and subsequent revenues due to the rescission of the main subsidiary from the Company. Revenues for the 1st quarter of 2008 will be approximately $100,000 compared to approximately $1,000,000 for the same quarter in 2007.
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                          Interact Holdings Group, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2008                 By:  Jeffrey W. Flannery
                                        ---------------------------------------
                                        Jeffrey W. Flannery
                                        President and
                                        Chief Executive Officer